Exhibit 99.3

Dear Shareholders,

Despite the continued impact of the COVID-19 global pandemic and the considerable global challenges during the past three years, our financial results for fiscal 2022 ended March 31, 2022 were respectable, particularly compared with a year earlier.

Our financial achievements for fiscal 2022 are gratifying to highlight: net sales increased by 35 percent over fiscal 2021; gross profit was up 39.2 percent; and we returned to profitability.

Our success and resiliency are even more remarkable if you consider the following headwinds that impacted our operations this past year:

●	The imposition of numerous government restrictions on our operations, including lock downs at both of our manufacturing facilities, due to the COVID-19 pandemic

●	Raw material shortages, including semiconductor chip shortages, with corresponding price increases

●	Freight and shipping logistic issues, coupled with a significant increase in related costs

●	Trade sanctions related to the war in Ukraine that have impacted major customers

●	The uncertainty and disruptions related to the Myanmar military takeover

As we have done since we first established our company’s operations in Shenzhen, China, almost 30 years ago, we were able to overcome these obstacles. However, new challenges continue to arise, and we will have to continue to be creative and resilient.

As noted above, this past year we experienced numerous production shutdowns in China and Myanmar because of the COVID pandemic, and we experienced shortages of raw materials that affected our production output and net sales. The latest shutdown was in Shenzhen, China, earlier this year, and our factory was forced to close for several days. Our fiscal year-end results would have been even better had it not been for these production interruptions. But adversity leads to opportunities, and we remain optimistic about our company’s future and success despite the challenges.

I would like to highlight several encouraging developments during the past year to support our optimistic view of our business moving forward:

●	We were finally able to produce and ship the game consoles for a new customer, after being delayed by semiconductor chip shortages by almost one year.

●	We have continued the design and development of a line of our own proprietary brushless electro motors. We believe that this proprietary line of motors has exciting applications for both our existing customers and for others.

●	The global COVID pandemic seems to be easing, and the business of our customers appears to be returning to pre-COVID levels.

●	We are continuing with our strategy to transition from being an OEM Supplier to more of an ODM supplier that is engaged in product development at various stages with our customers.

Sincerely Yours, Roland Kohl Chairman, President and Chief Executive officer